April 4, 2008

Securities and Exchange Commission,
Division of Investment Management
Attn: Mr. Chad Eskildsen
100 F Street
Washington, D. C. 20549

RE: Saturna Investment Trust (File Nos.811-05071, 33-13247)
Amana Mutual Funds Trust (File Nos. 811-04276, 002-96924)

Dear Mr. Eskildsen:

This letter is in response to our telephone conversation of April 1, 2008, regarding the November 2007 Annual Report of Saturna Investment Trust and the May 2007 Annual Report of Amana Mutual Funds Trust, as filed on Form N-CSR. We discussed four comments, which we have addressed as outlined below.

#1 — Sextant Growth Fund, Sextant International Fund: Management's Discussion

Both discussions included a confusing sentence in the first paragraph. We have revised each sentence to be more detailed, specifically:

Sextant Growth Fund : ... "The Fund's annual expense ratio increased to 1.30%, reflecting higher distribution, audit, compliance and other expenses."

Sextant International Fund:... "The Fund's annual expense ratio increased to 1.47%, reflecting the management fee performance bonus and higher distribution, audit, and other expenses." ...

#2 — Saturna Investment Trust: Principal Accounting fees

The responses to Item 4 have been revised using your guidance as to the meaning of the instructions.

#3 — Certifications

The Form N-CSR filings have been updated to include the section 906 certifications.

#4 — Series and Class identifiers in EDGAR filing headers

Following discussions with EDGAR support and the Division of Investment Management, we have made the appropriate filings to correct the Series and Class identifiers.

I trust that this adequately responds to your comments. If you have any questions or comments, please let us know.

Sincerely,
SATURNA CAPITAL CORPORATION

/s/ Nicholas F. Kaiser
President